================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
                 SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                    For the plan year ended December 31, 1998
                                       or


             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________


                             Commission File Number:


      Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                  Sola Optical
                               401(k) Savings Plan
                                 1500 Cader Lane
                               Petaluma, CA 94954

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sola International Inc.
                          2420 Sand Hill Road, Ste. 200
                              Menlo Park, CA 94025


================================================================================

                        Sola Optical 401(k) Savings Plan

                              Financial Statements


                     Years ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for
    Benefits..................................................................3
Notes to Financial Statements.................................................4

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment
    Purposes.................................................................15
Line 27(d) - Schedule of Reportable Transactions.............................16

                Report of Ernst & Young LLP, Independent Auditors

The Administrative Committee
Sola Optical 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sola Optical 401(k) Savings Plan December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ERNST & YOUNG LLP


San Francisco, California
May 17, 1999
                                                                               1

                        Sola Optical 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                     December 31
                                                1998                1997
                                           -------------       --------------
Assets
Investments, at fair value:
    Mutual funds                           $  26,732,264       $  19,866,049
    Common/collective trusts                  14,571,468           9,795,098
    Sola International Inc. common stock         966,259             566,557
    Participant loans                          2,153,468           2,114,305

Investments, at contract value:
    Guaranteed investment contracts              923,891           2,502,678
                                           -------------       --------------
                                              45,347,350          34,844,687


Employer contributions receivable                518,576             519,235
Participant contributions receivable              14,412              82,448
                                           -------------       --------------

Net assets available for benefits            $45,880,338       $  35,446,370
                                           =============       ==============

See accompanying notes.
                                                                               2

                        Sola Optical 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                              Year ended December 31
                                                                            1998                1997
                                                                     ------------------- -------------------
Additions
Contributions:
    Employer                                                         $      1,122,295    $      1,031,971
    Participant                                                             3,302,617           3,078,992
    Participant rollovers                                                     190,205             420,620
                                                                     ------------------- -------------------
                                                                            4,615,117           4,531,583
Investment income:
    Interest                                                                  678,021             581,504
    Dividends                                                               1,850,234           3,439,726
    Net realized and unrealized appreciation in fair value of
       investments                                                          5,744,650           2,222,461
                                                                     ------------------- -------------------
                                                                            8,272,905           6,243,691
                                                                     ------------------- -------------------
Total additions                                                            12,888,022          10,775,274

Deductions
Benefit distributions                                                       2,438,826           2,562,312
Investment management fee                                                      15,228              14,653
                                                                     ------------------- -------------------
Total deductions                                                            2,454,054           2,576,965
                                                                     ------------------- -------------------
Net increase in net assets                                                 10,433,968           8,198,309

Net assets available for plan benefits at beginning
    of year                                                                35,446,370          27,248,061
                                                                     ------------------- -------------------
Net assets available for plan benefits at end of year                $     45,880,338    $     35,446,370
                                                                     =================== ===================

See accompanying notes.

                                                                               3

                        Sola Optical 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. Description of Plan

The following description of Sola Optical 410(k) Savings Plan provides only general information. Participants should refer to the Plan agreement (the "Plan") for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a defined contribution plan which provides eligible employees long-term savings programs to supplement Company or government retirement benefits. The Plan covers all full-time and regular part-time employees who are not members of a collective bargaining agreement. Effective July 1, 1996, all eligible participants of the former American Optical Corporation's 401(k) Plan became participants of the Plan. Effective January 1, 1997, the assets of the Neolens 401(k) Plan merged in to the Sola Optical 401(k) Savings Plan. Effective July 1, 1998, the eligibility period began for employees of U.S. Coatings. Employees are eligible to participate in the Plan beginning on the first day of the calendar quarter following the completion of one year of employment in which 1,000 hours of service have been completed with the Company. Participants are fully vested in their Plan accounts at all times.

Participating employees may select a contribution amount between 1% and 20% of their compensation up to $10,000 for 1998 and $9,500 for 1997. Effective July 1, 1998, the maximum contribution percentage was increased from 16% to 20%. Contributions are subject to certain discrimination tests imposed by the Internal Revenue Service for highly compensated employees.

The Company's Board of Directors determines the Company's matching contribution to the Plan. The Company's matching contribution will be allocated to the account of each participant who is still employed on the allocation date, has retired at age 65 or later, has died or became disabled during the period ended on the allocation date. Only those eligible participants who have made before-tax contributions during the preceding six months and who meet these requirements will receive matching contributions. The Company's matching contribution was 50% of employee before-tax contributions, up to a maximum of 50% of the first 6% of before-tax compensation contributed by participants. Participants are fully vested in the matching contributions on the allocation date.

                        Sola Optical 401(k) Savings Plan

1. Description of Plan (continued)

Participating employees may apply to the Plan for loans, collateralized by the participant's account, in an amount not exceeding the lesser of 50% of the present value of the participant's account balance or an amount which may be amortized by scheduled payments of principal and interest, each of which are not greater than 10% of the participant's gross monthly salary, up to $50,000. The loan term may be for a period of one to five years with the exception of residential loans, which may be up to 10 years. Principal payments are due at each pay period, with interest at rates which approximate market as periodically determined by the Plan's administrative committee.

All employees terminating, or qualifying under certain "hardship" rules as prescribed by the Internal Revenue Service, may elect to receive lump sum distributions from the Plan. Employees attaining age 70 1/2 are required to commence receiving distributions by April 1 of the following calendar year.

Each participant's account is credited with the participant's contributions, Company matching contributions and earnings thereon less any withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Company anticipates that the Plan will continue indefinitely but assumes no contractual liability as to its continuance. In the event that the Plan is terminated, each participant remains fully vested in his account.

The Plan is administered by the Company. The Company determines questions of eligibility for participation, interprets the plan provisions, communicates with participants and their beneficiaries, and is otherwise generally responsible for plan operations.

                        Sola Optical 401(k) Savings Plan

1. Description of Plan (continued)

Participants may choose to direct contributions into any of the five fund options described below:

              Fund Description                                       Type of Investment Instrument
              ----------------                                       -----------------------------
Twentieth Century Ultra Investors Fund                      Mutual Fund investing in securities of
                                                                 mid-sized and larger companies

American Century Equity Growth Fund                         Mutual Fund investing in common stocks

Barclays Global Investors Equity Index Fund                 Common/Collective Trust Fund investing in
                                                                 common stocks

Benham Stable Asset Fund                                    Common/Collective Trust Fund investing in
                                                                 guaranteed  investment contracts and
                                                                 an individual  guaranteed investment
                                                                 contract previously purchased by the
                                                                 Plan

Benham Premium Managed Bond Fund                            Mutual Fund investing in longer term bonds and
                                                                 other debt instruments

Once a participant accumulates an account balance in excess of $1,000, he or she can elect to transfer up to 25% of the account balance into Sola International Inc. common stock or, effective April 1996, into a Schwab Personal Choice Retirement Account. Via the Schwab Personal Choice Retirement Account a participant can self-direct balance transfers into any mutual fund offered through Charles Schwab.

Administrative Expenses

Administrative expenses of the Plan (including trustee's fees), other than the investment management fee, are paid directly by the Plan's administrator, Sola International Inc. (the "Company"), and are not reflected in the accounts of the Plan.

                        Sola Optical 401(k) Savings Plan

2. Summary of Significant Accounting Policies

Description of Accounting

The financial statements of the Sola Optical 401(k) Savings Plan are prepared on the accrual basis in conformity with generally accepted accounting principles.

Valuation of Investments

The assets of the Plan are stated at fair value. Investments in Sola International Inc. common stock are valued based on quoted market pricing on the last business day of the year. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in the common/collective trust funds are stated at the fair value of the total units of participation held by the Plan. The fair value of the units of participation held by the Plan reflects the market values of the fund's underlying assets. The stable value fund invests primarily in the Benham Stable Asset Fund and guaranteed investment contracts issued by major financial institutions, rated AA or higher. Participant loans are valued at their outstanding balances which approximates fair value.

SOP No. 94-4 requires the Plan to report its benefit responsive guaranteed investment contract at contract value. At December 31, 1998 and 1997, contract value approximates fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield on these contracts was 7.9% and 5.6% for 1998 and 1997, respectively. Crediting interest rates applied to investment balances as of December 31, 1998 and 1997 were guaranteed to equal the stated annual rates of 6.8% and 5.7% - 6.8%, respectively.

The Plan  presents  in the  statements  of changes in net assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                        Sola Optical 401(k) Savings Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The Plan  presents  in the  statements  of changes in net assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment purchases and sales are recorded upon settlement of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated March 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                Sola Optical 401(k) Savings Plan

4. Statement of Net Assets and Changes in Net Assets Available for Benefits by Investment Fund

The following schedules detail the net assets available for benefits and changes in net assets available for benefits for the years ended December 31, 1998 by investment options available to participants:

                                                                                    Participant-Directed
                                              ------------------------------------------------------------------------------------
                                                  Sola                                                                  Benham
                                              International   Barclays       Benham                                    Premium
                                Self-Directed     Inc.         Equity        Stable         Ultra         Equity       Managed
                                Participant      Common        Index          Asset       Investors       Growth         Bond
                                  Accounts       Stock          Fund          Fund           Fund          Fund          Fund
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Assets
Investments, at fair value:
   Mutual Funds                 $    96,228   $         -   $         -   $         -    $15,512,230   $10,575,264   $   548,542
   Common/Collective Trusts               -         2,250     7,686,200     6,883,018              -             -             -
   Sola International Inc.
     Common Stock                         -       966,259             -             -              -             -             -
   Participant loans                      -             -             -             -              -             -             -

Investments, at contract value:
   Guaranteed Investment                  -             -             -       923,891              -             -             -
     Contracts
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total investments                    96,228       968,509     7,686,200     7,806,909     15,512,230    10,575,264       548,542


Employer contributions                    -             -             -             -              -             -             -
   receivable
Participant contributions                 -             -             -             -              -             -             -
   receivable
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available for
   benefits at December 31, 1998$    96,228   $   968,509   $ 7,686,200   $ 7,806,909    $15,512,230   $10,575,264   $   548,542
                                ============= ============= ============= ============== ============= ============= =============



                                --------------



                                 Participant
                                    Loans         Other         Total
                                 ------------- ------------- -------------
Assets
Investments, at fair value:
   Mutual Funds                  $         -   $         -   $26,732,264
   Common/Collective Trusts                -             -    14,571,468
   Sola International Inc.
     Common Stock                          -             -       966,259
   Participant loans               2,153,468             -     2,153,468

Investments, at contract value:
   Guaranteed Investment                   -             -       923,891
     Contracts
                                 ------------- ------------- -------------
Total investments                  2,153,468             -    45,347,350


Employer contributions                     -       518,576       518,576
   receivable
Participant contributions                  -        14,412        14,412
   receivable
                                 ------------- ------------- -------------
Net assets available for
   benefits at December 31, 1998 $ 2,153,468   $   532,988   $45,880,338
                                 ============= ============= =============

                        Sola Optical 401(k) Savings Plan

4. Statement of Net Assets and Changes in Net Assets Available for Benefits by Investment Fund (continued)

The following schedules detail the net assets available for benefits and changes in net assets available for benefits for the years ended December 31, 1997 by investment options available to participants:

                                Self-Directed                                       Participant-Directed
                                              ------------------------------------------------------------------------------------
                                   Schwab         Sola                                                                  Benham
                                  Personal    International   Barclays       Benham                                    Premium
                                   Choice         Inc.         Equity        Stable         Ultra         Equity       Managed
                                 Retirement      Common        Index          Asset       Investors       Growth         Bond
                                  Account        Stock          Fund          Fund           Fund          Fund          Fund
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Assets
Investments, at fair value:
   Mutual Funds                 $    31,602   $         -   $         -   $         -    $11,891,636   $ 7,939,761   $     3,050
   Common/Collective Trusts               -             -     5,796,841     3,998,257              -             -             -
   Sola International Inc.
     Common Stock                         -       566,557             -             -              -             -             -
   Participant loans                      -             -             -             -              -             -             -

Investments, at contract value:
   Guaranteed Investment                  -             -             -     2,502,678              -             -             -
     Contracts
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total investments                    31,602       566,557     5,796,841     6,500,935     11,891,636     7,939,761         3,050

Employer contributions                    -             -             -             -              -             -             -
   receivable
Participant contributions                 -             -             -             -              -             -             -
   receivable
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available for
   benefits at December 31, 1997$    31,602   $   566,557   $ 5,796,841   $ 6,500,935    $11,891,636   $ 7,939,761   $     3,050
                                ============= ============= ============= ============== ============= ============= =============



                                --------------



                                 Participant
                                    Loans         Other         Total
                                 ------------- ------------- -------------
Assets
Investments, at fair value:
   Mutual Funds                  $         -   $         -   $19,866,049
   Common/Collective Trusts                -             -     9,795,098
   Sola International Inc.
     Common Stock                          -             -       566,557
   Participant loans               2,114,305             -     2,114,305

Investments, at contract value:
   Guaranteed Investment                   -             -     2,502,678
     Contracts
                                 ------------- ------------- -------------
Total investments                  2,114,305             -    34,844,687

Employer contributions                     -       519,235       519,235
   receivable
Participant contributions                  -        82,448        82,448
   receivable
                                 ------------- ------------- -------------
Net assets available for
   benefits at December 31, 1997 $ 2,114,305   $   601,683   $35,446,370
                                 ============= ============= =============

                                                                              10

                        Sola Optical 401(k) Savings Plan

4.  Statement of Net Assets and Changes in Net Assets  Available for Benefits by
    Investment Fund (continued)

                                Self-Directed                                       Participant-Directed
                                              ------------------------------------------------------------------------------------
                                   Schwab         Sola                                                                  Benham
                                  Personal    International   Barclays       Benham                                    Premium
                                   Choice         Inc.         Equity        Stable         Ultra         Equity       Managed
                                 Retirement      Common        Index          Asset       Investors       Growth         Bond
                                  Account        Stock          Fund          Fund           Fund          Fund          Fund
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available at
   December  31, 1997           $    31,602   $   566,557   $ 5,796,841   $ 6,500,935    $11,891,636   $ 7,939,761   $     3,050

Additions
Contributions:
   Employer                               -             -       207,891       213,365        439,953       256,947         4,209
   Participant                            -             -       635,004       628,112      1,264,554       807,445        36,127
   Participant rollovers                  -             -        44,731         6,053         88,638        25,041        25,742
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total contributions                       -             -       887,626       847,530      1,793,145     1,089,433        66,078

Investment income:
   Interest                           2,626           514             -       492,872              -             -            18
   Dividends                              -         2,464             -             -      1,338,241       494,391        15,138
   Net realized and unrealized
     appreciation
     (depreciation) in fair               -      (162,979)    1,671,929             -      2,640,258     1,598,758        (3,316)
     value of investments
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
                                      2,626      (160,001)    1,671,929       492,872      3,978,499     2,093,149        11,840
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
   Total additions                    2,626      (160,001)    2,559,555     1,340,402      5,771,644     3,182,582        77,918

Deductions
Benefit distributions                     -       (36,742)     (336,144)     (611,432)      (743,900)     (517,147)       (4,861)
Investment management fees                -             -        (2,876)       (3,359)        (5,656)       (3,220)         (117)
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total deductions                          -       (36,742)     (339,020)     (614,791)      (749,556)     (520,367)       (4,978)
Interfund transfers                  62,000       598,695      (331,176)      580,363     (1,401,494)      (26,712)      472,552
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net (decrease) increase              64,626       401,952     1,889,359     1,305,974      3,620,594     2,635,503       545,492
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available at
   December 31, 1998            $    96,228   $   968,509   $ 7,686,200   $ 7,806,909    $15,512,230   $10,575,264   $   548,542
                                ============= ============= ============= ============== ============= ============= =============



                                    -------------



                                    Participant
                                       Loans         Other         Total
                                    ------------- ------------- -------------
Net assets available at
   December  31, 1997               $ 2,114,305   $   601,683   $35,446,370

Additions
Contributions:
   Employer                                   -           (70)    1,122,295
   Participant                                -       (68,625)    3,302,617
   Participant rollovers                      -             -       190,205
                                    ------------- ------------- -------------
Total contributions                           -       (68,695)    4,615,117

Investment income:
   Interest                             181,991             -       678,021
   Dividends                                  -             -     1,850,234
   Net realized and unrealized
     appreciation
     (depreciation) in fair                   -             -     5,744,650
     value of investments
                                    ------------- ------------- -------------
                                        181,991             -     8,272,905
                                    ------------- ------------- -------------
   Total additions                      181,991       (68,695)   12,888,022

Deductions
Benefit distributions                  (188,600)            -    (2,438,826)
Investment management fees                    -             -       (15,228)
                                    ------------- ------------- -------------
Total deductions                       (188,600)            -    (2,454,054)
Interfund transfers                      45,772             -             -
                                    ------------- ------------- -------------
Net (decrease) increase                  39,163       (68,695)   10,433,968
                                    ------------- ------------- -------------
Net assets available at
   December 31, 1998                $ 2,153,468   $   532,988   $45,880,338
                                    ============= ============= =============

                        Sola Optical 401(k) Savings Plan

4.  Statement of Net Assets and Changes in Net Assets  Available for Benefits by
    Investment Fund (continued)

                                Self-Directed                                       Participant-Directed
                                ------------- ------------------------------------------------------------------------------------

                                   Schwab         Sola                                                                  Benham
                                  Personal    International   Barclays       Benham                                    Premium
                                   Choice         Inc.         Equity        Stable         Ultra         Equity       Managed
                                 Retirement      Common        Index          Asset       Investors       Growth         Bond
                                  Account        Stock          Fund          Fund           Fund          Fund          Fund
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available at
   December 31, 1996            $         -   $   285,820   $ 3,883,877   $ 5,587,268    $10,225,714   $ 5,042,432   $         -

Additions
Contributions:
   Employer                               -             -       172,188       200,481        417,846       216,754             -
   Participant                            -             -       541,620       597,388      1,202,543       674,790            18
   Participant rollovers                  -             -        95,554        46,671        120,584       157,811             -
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total contributions                       -             -       809,362       844,540      1,740,973     1,049,355            18

Investment income:
   Interest                               -             -             -       426,624              -             -            32
   Dividends                            220           271         8,305             -      2,464,305       966,625             -
   Net realized and unrealized
     appreciation
     (depreciation) in fair               -        31,688     1,363,813        66,134       (290,482)    1,084,800           (10)
     value of investments
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
                                        220        31,959     1,372,118       492,758      2,173,823     2,051,425            22
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
   Total additions                                 31,959     2,181,480     1,337,298      3,914,796     3,100,780            40

Deductions
Benefit distributions                     -        15,169       344,725       558,438        908,690       545,229             -
Investment management fees                -             -         1,747         3,461          6,780         2,665             -
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Total deductions                          -        15,169       346,472       561,899        915,470       547,894             -
Interfund transfers                  31,382       263,947        77,956       138,268     (1,333,404)      344,443         3,010
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net (decrease) increase              31,602       280,737     1,912,964       913,667      1,665,922     2,897,329         3,050
                                ------------- ------------- ------------- -------------- ------------- ------------- -------------
Net assets available at
   December 31, 1997            $    31,602   $   566,557   $ 5,796,841   $ 6,500,935    $11,891,636   $ 7,939,761   $     3,050
                                ============= ============= ============= ============== ============= ============= =============




                                --------------




                                 Participant
                                    Loans         Other         Total
                                 ------------- ------------- -------------
Net assets available at
   December 31, 1996             $ 1,675,120   $   547,830   $27,248,061

Additions
Contributions:
   Employer                                -        24,702     1,031,971
   Participant                             -        62,633     3,078,992
   Participant rollovers                   -             -       420,620
                                 ------------- ------------- -------------
Total contributions                        -        87,335     4,531,583

Investment income:
   Interest                          154,848             -       581,504
   Dividends                               -             -     3,439,726
   Net realized and unrealized
     appreciation
     (depreciation) in fair                -       (33,482)    2,222,461
     value of investments
                                 ------------- ------------- -------------
                                     154,848       (33,482)    6,243,691
                                 ------------- ------------- -------------
   Total additions                   154,848        53,853    10,775,274

Deductions
Benefit distributions                190,061             -     2,562,312
Investment management fees                 -             -        14,653
                                 ------------- ------------- -------------
Total deductions                     190,061             -     2,576,965
Interfund transfers                  474,398             -             -
                                 ------------- ------------- -------------
Net (decrease) increase              439,185        53,853     8,198,309
                                 ------------- ------------- -------------
Net assets available at
   December 31, 1997             $ 2,114,305   $   601,683   $35,446,370
                                 ============= ============= =============

                        Sola Optical 401(k) Savings Plan

5. Investments

The Plan's investments are held by Chase Manhattan Bank and various sub-custodians. During 1998 and 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                1998                1997
                                          ------------------ -------------------

Mutual Funds                              $     4,235,700    $       794,308
Common/Collective Trusts                        1,671,929          1,429,947
Sola International Inc. Common Stock             (162,979)            31,688
Other                                                   -            (33,482)
                                          ================== ===================
                                          $     5,744,650    $     2,222,461
                                          ================== ===================

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                     1998               1997
                                                 ------------       ------------
Barclays Global/Investors Equity Index
Common/Collective Trust                          $  7,686,200       $  5,796,841
Twentieth Century Ultra Investors Mutual Fund      15,512,230         11,891,636
American Century Equity Growth Mutual Fund         10,575,264          7,939,761
Benham Stable Asset Common/Collective Trust         6,883,013          3,998,257

6. Related-Party Transactions

Sola International Inc. stock is an investment choice of plan participants. Sola International Inc. is the sponsor company and, therefore, qualifies as a party-in-interest to the Plan. Certain Plan investments are shares of mutual funds managed by American Century Investors and common/collective funds managed by Chase Manhattan Bank. As defined by the Plan, American Century Investors the recordkeeper and Chase Manhattan Bank is the trustee, therefore, these transactions qualify as party-in-interest.

                        Sola Optical 401(k) Savings Plan

7. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

8. Subsequent Event

Effective April 1, 1999, a participant shall become eligible to participate on the first day of the month following the date on which the Employee completes 30 days of employment with the Employer.

                             Supplemental Schedules

                        Sola Optical 401(k) Savings Plan

                                EIN: 94 - 3189941
                                  PLAN NO. 012

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                   (c)                                    (e)
                             (b)                               Description                (d)           Current
 (a)                  Identity of Issue                       of Investment               Cost           Value
------- ---------------------------------------------- ----------------------------- --------------- ---------------
        Schwab Money Market Fund                       Mutual Fund                   $      96,228   $      96,228
  *     Benham Premium Managed Bond Fund               Mutual Fund                         550,428         548,542
        Barclays Global Investors Equity Index Fund    Common/Collective Trust           4,649,083       7,686,200
  *     Twentieth Century Ultra Investors Fund         Mutual Fund                      13,039,827      15,512,230
  *     American Century Equity Growth Fund            Mutual Fund                       8,012,023      10,575,264
  *     Sola International Inc.                        Common Stock                      1,100,979         966,259
  *     Chase Manhattan Bank Pooled Investment Trust
           for Employee Benefit Plans II Cash
           Investment Fund                             Common/Collective Trust               2,250           2,250
  *     Benham Stable Asset Fund                       Common/Collective Trust           6,883,018       6,883,018
        Hartford Life Insurance Company                Guaranteed Investment
                                                           Contract - maturity
                                                           date July 1, 1999               923,891         923,891
  *     Participant loans                              (6% to 10%) maturing from
                                                           January 1997 through
                                                           August 2007                                   2,153,468
                                                                                                     ---------------
                                                                                                     $  45,347,350
                                                                                                     ===============

*  Indicates party-in-interest.


                        Sola Optical 401(k) Savings Plan

                                EIN: 94 - 3189941
                                  PLAN NO. 012

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


            (a)                                                    (c)            (d)*             (g)
          Identity                         (b)                  Purchase         Selling         Cost of
     of Party Involved             Description of Asset           Price           Price           Asset
----------------------------- ------------------------------- -------------- ---------------- ---------------

Category (i)  transactions-an individual  transaction  in excess of 5% of plan assets:
SEI Trust                     Benham Stable Asset             $   1,687,847    $         -    $   1,687,847

Category  (iii)  transactions-series  of  transaction  in excess of 5% of plan assets:
American Century              Ultra                               4,561,516              -        4,561,516
American Century              Ultra                                       -      3,581,083        3,283,593
Wells Fargo                   Barclays Equity Index               1,883,396              -        1,883,396
Wells Fargo                   Barclays Equity Index                       -      1,666,096        1,249,588
Chase Manhattan Bank          Pooled Investment Trust             1,098,438              -        1,098,438
Chase Manhattan Bank          Pooled Investment Trust                     -      1,096,104        1,096,104
American Century              Equity Growth                       4,782,877              -        4,782,877
American Century              Equity Growth                               -      3,746,132        3,503,221
SEI Trust                     Benham Stable Asset                 6,860,422              -        6,860,422
SEI Trust                     Benham Stable Asset                         -      4,037,711        4,037,711




                                           (h)              (i)
            (a)                       Current Value         Net
          Identity                     of Asset on       Realized
     of Party Involved               Transaction Date   Gain (Loss)
-----------------------------        ----------------- --------------

Category (i)  transactions-an individual  transaction  in excess of 5% of plan assets:
SEI Trust                              $   1,687,847     $        -

Category  (iii)  transactions-series  of  transaction  in excess of 5% of plan assets:
American Century                           4,561,516              -
American Century                           3,581,083        297,490
Wells Fargo                                1,883,396              -
Wells Fargo                                1,666,096        416,507
Chase Manhattan Bank                       1,098,438              -
Chase Manhattan Bank                       1,096,104              -
American Century                           4,782,877              -
American Century                           3,746,132        242,911
SEI Trust                                  6,860,422              -
SEI Trust                                  4,037,711              -


There were no category  (ii) or (iv)  reportable  transactions  during  1998.
* Columns (e) lease rental and (f) expense incurred with transaction are N/A.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sola Optical 401(k) Savings Plan
By: Sola Optical 401(k) Savings Plan Administrative Committee

/s/Stephen J. Lee
----------------------------------
Stephen J. Lee
Vice President, Human Resources
                                                           Dated:  June 23, 1999

                                       17